Exhibit 1

Operating and Financial Review for the period ended 30 June 2011

Six months ended June 2011 compared with six months ended June 2010

Introduction

Certain Non GAAP measures included in this operating and financial review have been derived from amounts calculated in accordance with IFRS but are not themselves IFRS measures. They should not be viewed in isolation as alternatives to the equivalent IFRS measure; rather they should be read in conjunction with the equivalent IFRS measure. These include constant currency, like-for-like, headline PBIT (Profit Before Interest and Taxation), headline PBIT margin, headline gross margin margin, billings, free cash flow, and net and average net debt, which we define, explain the use of and reconcile to the nearest IFRS measure on pages 9 to 11.

Summary of Results

WPP plc and its subsidiaries (“Group”) results for the six months ended 30 June 2011, despite recent uncertainties, continue the post-Lehman bounce-back seen in 2010 and the Group has now achieved levels of pro-forma revenues and profitability beyond 2008.

Billings were up 5.2% at £21.392 billion.

Reportable revenue was up 6.1% at £4.713 billion. Revenue on a constant currency basis, was up 8.1% compared with last year, chiefly reflecting the comparative strength of the pound sterling against the US dollar.

On a like-for-like basis, which excludes the impact of acquisitions and currency, revenues were up 6.1% in the first half, with gross margin (the Group uses the terms gross margin and gross profit interchangeably) up 6.8%. In the second quarter, like-for-like revenues were up 5.6%, less than the first quarter 6.7%, with gross margin up 6.4%, following 7.3% growth in the first quarter. This reflects increased client advertising and promotional (“A” & “P”) spending (“A” probably increasing more than “P”), across most of the Group’s major geographic markets and functional sectors despite tougher comparatives, although clients understandably continue to demand increased effectiveness and efficiency.

Headline operating profit was up 13.7% to £517.9 million from £455.3 million and up 15.9% in constant currencies, over half a billion pounds sterling for the first time in the first half.

Headline operating margins were up 0.7 margin points to 11.0% compared with 10.3% in the first half of last year. On a like-for-like basis operating margins were up 0.6 margin points. Headline gross margin margins were up 0.7 margin points to 11.9%. Given the significance of consumer insight revenues to the Group, gross margin is probably a more meaningful measure of comparative, competitive revenue growth and margin performance.

On a reported basis, the Group’s staff cost to revenue ratio, including incentives, increased by 0.3 margin points to 60.7% compared with 60.4% in the first half of 2010, as the Group increased its investment in talent as like-for-like revenues and gross margin increased significantly. On the same basis, the Group’s staff cost to revenue ratio, excluding incentives, increased by 0.1 margin points to 57.7% from 57.6%. Short and long-term incentives and the cost of share-based incentives amounted to £139.3 million or 22.0% (around maximum performance), of operating profits before bonus and taxes, compared to £127.4 million last year, or 22.8%, up £11.9 million or 9.3%.

On a like-for-like basis, the average number of people in the Group, excluding associates, was 107,239 in the first half of the year, compared to 102,651 in 2010, an increase of 4.5%. On the same basis, the total number of people in the Group, excluding associates, at 30 June 2011 was 110,357 compared to 105,371 at 30 June 2010, an increase of 4,986 or 4.7%. On the same basis revenues increased 6.1% and gross margin 6.8%. As at 30 June 2011, the number of people in the Group increased by 2,634 or 2.4% compared to the pro-forma figure at

31 December 2010, reflecting net hiring, particularly in the United Kingdom and the faster growing markets of Asia Pacific and Latin America, which accounted for almost 85% of the new hires and where like-for-like revenue and gross margin growth is particularly strong.

Net finance costs (excluding the revaluation of financial instruments) were up slightly at £100.9 million, compared with £99.1 million in 2010, an increase of £1.8 million, reflecting higher funding costs mainly offset by lower levels of average net debt.

Reported profit before tax rose by 37.1% to £334.3 million from £243.9 million. In constant currencies, reported profit before tax rose by 41.7%.

Profits attributable to share owners rose by 53.0% to £230.7 million from £150.8 million.

Diluted earnings per share were up 50.8% to 18.1p and up 58.4% in constant currencies.

In line with the statement made in the Group’s 2010 Preliminary Results Announcement, concerning increasing the dividend payout, the Board declared an increase of 25% in the first interim ordinary dividend to 7.46p per share. The record date for this first interim dividend is 14 October 2011, payable on 14 November 2011.

Further details of WPP’s financial performance are provided in Exhibit 2.

Review of Operations

Revenue by Region

The pattern of revenue growth differed regionally. The table below gives details of the proportion of revenue and revenue growth by region for the first six months of 2011:

	Constant Currency[1] Revenue as a % of Total Group	Reported Revenue Growth Six Months ended 30 June 2011	Constant Currency[1] Revenue Growth Six Months ended 30 June 2011	Like-for-like[2] Revenue Growth Six Months ended 30 June 2011
Region		%	%	%
North America	35.6	2.3	8.3	5.4
United Kingdom	12.0	7.1	7.1	5.1	[3]
Western Continental Europe	24.1	4.8	4.2	2.9
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	28.3	12.1	12.0	10.5

TOTAL GROUP	100.0	6.1	8.1	6.1	[4]

1 Constant currency growth excludes the effects of currency movements

2 Like-for-like growth excludes the effects of currency movements and the impact of acquisitions

3 Gross margin like-for-like growth 8.5%

4 Gross margin like-for-like growth 6.8%

As shown above, on a constant currency basis, the Group’s revenues grew at 8.1%, with like-for-like revenues up 6.1%. Gross margin, probably a better indicator of top-line growth, was up 8.8% on a constant currency basis and up 6.8% like-for-like. Geographically, as in the first four months, the United States has continued to show remarkably strong growth, with constant currency revenues up 7.6% in the first half. The United Kingdom, also continued to show strong growth, with constant currency revenues up over 7% in the first half and gross margin up over 10%. Western Continental Europe, although relatively more difficult, showed considerable improvement in the second quarter, with constant currency revenues up almost 6% compared with just over 2% in the first quarter. Austria, Denmark, Finland, Germany, Ireland, the Netherlands and Turkey, all showed double digit growth in the second quarter, but France, Greece, Portugal and Spain remain tougher. In Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe revenues were up over 11% in the second quarter following over 12% growth in the first three months, driven by continued strong growth in Latin America, Australia, South East Asia and Africa, with revenues in each of these areas showing double digit growth. Latin America showed the strongest growth of all our regions in the second quarter, with revenues up over 12%. In Central and Eastern Europe, revenues were up almost 9%, with the second quarter similar to the first quarter, with strong growth in Russia, Poland and the Ukraine, but Hungary and Czech Republic were more challenging. Growth in the BRICs was up almost 16%, on a like-for-like basis, in the first six months, with Next 11 and CIVETS up almost 14% and well over 13% respectively on the same basis.

In the first half of 2011, over 28% of the Group’s revenues came from Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe, an increase of 1.0 percentage point compared with the first half of last year and against the Group’s strategic objective of 35-40% in the next three to four years.

The Group continues to benefit from consolidation trends in the industry, winning assignments from existing and new clients, wins that continued into the second half of the year with several very large industry-leading advertising, digital and media assignments, which will have a significant positive impact on Group revenues late this year and in 2012.

Revenue by Communications Services Sector and Brand

The pattern of revenue growth also varied by communications services sector and company brand. The table below gives details of the proportion of revenue and revenue growth by communications services sector for the first six months of 2011:

	Constant Currency[1] Revenue as a % of Total Group	Reported Revenue Growth Six Months ended 30 June 2011	Constant Currency[1] Revenue Growth Six Months ended 30 June 2011	Like-for-like[2] Revenue Growth Six Months ended 30 June 2011
Communications Services Sector		%	%	%
Advertising, Media Investment Management	40.9	10.4	12.1	8.1
Consumer Insight	24.9	1.3	2.6	2.3	[3]
Public Relations & Public Affairs	9.1	3.0	5.8	5.0
Branding & Identity, Healthcare and Specialist Communications	25.1	5.7	8.5	7.3

TOTAL GROUP	100.0	6.1	8.1	6.1	[4]

1 Constant currency growth excludes the effects of currency movements

2 Like-for-like growth excludes the effects of currency movements and the impact of acquisitions

3 Gross margin like-for-like growth 3.2%

4 Gross margin like-for-like growth 6.8%

By communications services sector, each sector continued to show very similar constant currency growth, as they did in the first three or four months, but there has been a slight up-tick in growth in branding and identity, healthcare and specialist communications (including direct, digital and interactive), with like-for-like growth of almost 8% in the second quarter compared to almost 7% in the first quarter. In the first six months, on a constant currency basis, advertising and media investment management continued to be the strongest sector, with constant currency growth of 12.1%, followed by branding and identity, healthcare and specialist communications

(including direct, digital and interactive), up 8.5% and public relations and public affairs up 5.8%. Consumer insight revenues were up 2.6%, with gross margin up 3.0%, a reduction from the first quarter, with slower growth in the United States, the United Kingdom and Japan in April and May, with a partial recovery in June. Consumer insight revenues in Latin America showed particularly strong growth in the second quarter, followed by Asia Pacific and Africa.

In the first half, direct and digitally-related activities accounted for 28.1%, or $2.101 billion (an annual run rate of $4.4 billion) of the Group’s total revenues, which are running at the rate of almost $16 billion per annum. This is against last year’s proportion of 27.6% and a Group target of 35-40% in three to four years. To give an indication of the Group’s industry leading direct, digital and interactive position, a leading independent research firm recently rated three of the Group’s interactive agencies (OgilvyInteractive, VML and Wunderman) amongst seven “digital leaders”. No other competitor has more than one. The Group’s global digital agencies, Wunderman and OgilvyOne, rank as the two largest digital and interactive agencies in the world, with annual revenues of over $950 million and almost $900 million respectively.

In the first half of 2011, over 59% of the Group’s revenues came from outside advertising and media investment management, a similar percentage to last year against the Group’s strategic objective of two-thirds, again within three to four years.

Quantitative disciplines (digital and consumer insight), now account for 47% of Group revenues, compared with the Group’s strategic objective of over one-half.

Advertising and Media Investment Management

On a constant currency basis, advertising and media investment management revenues grew by 12.1%, with like-for-like revenues up 8.1%. Reported operating margins increased by 0.5 margin points to 12.3%, as revenue and cost growth were again well managed.

Consumer Insight

On a constant currency basis, consumer insight revenues grew by 2.6%, with like-for-like revenues up 2.3%. Constant currency gross margin was up 3.0% and like-for-like up 3.2%. Reported operating margins improved by 0.3 margin points to 7.5% and gross margin margins improved 0.5 margin points to 10.3%, as the benefits of the continued integration of TNS custom research and Research International and the other operations of both TNS and Kantar, in media, healthcare, retail and their related panel activities were realised.

Public Relations and Public Affairs

In constant currencies, the Group’s public relations and public affairs revenues grew by 5.8%, with like-for-like revenues up 5.0%. Reported operating margins improved 0.7 margin points to 15.5%.

Branding and Identity, Healthcare and Specialist Communications

The Group’s branding and identity, healthcare and specialist communications (including direct, digital and interactive) constant currency revenues grew by 8.5%, with like-for-like revenues up 7.3%. This service sector showed a strong recovery in reported operating margins, across all businesses, up 1.3 margin points to 10.7%.

Cash Flow and Balance Sheet

A summary of the Group’s unaudited cash flow statement and balance sheet and notes as at 30 June 2011 are provided in Exhibit 2.

In the first half of 2011, operating profit was £431 million, depreciation, amortisation and impairment £185 million, non-cash share-based incentive charges £38 million, net interest paid £107 million, tax paid £126 million, capital expenditure £107 million and other net cash inflows £3 million. Free cash flow available for working capital requirements, debt repayment, acquisitions, share re-purchases and dividends was, therefore, £317 million. This free cash flow was absorbed by £229 million in net cash acquisition payments and investments (of which £54 million was for earnout payments and loan note redemptions with the balance of £175 million for investments and new acquisition payments net of disposal proceeds) and £98 million in share repurchases, a total outflow of £327 million. This resulted in a net cash outflow of £10 million, before any changes in working capital.

Average net debt in the first six months of 2011 fell by £513 million to £2.558 billion, compared to £3.071 billion in 2010, at 2011 exchange rates. On 30 June 2011 net debt was £2.879 billion, against £3.029 billion on 30 June 2010, a decrease of £150 million.

Your Board continues to examine ways of deploying its free cash flow (of over £900 million or approximately $1.4 billion per annum, for the previous twelve months), to enhance share owner value.

There is a very significant pipeline of reasonably priced small and medium sized potential acquisitions. As a result, deals done continue to be of small and medium sized companies, focused on new markets, new media and consumer insight, and will likely total around £400 million this year. We will continue to seize opportunities in line with our strategy. In the first half of 2011, the Group continued to make acquisitions or investments in high growth geographical or functional areas. In the first six months of this year, acquisitions and increased equity stakes have been focused on advertising and media investment management in the United States, France, Germany, the Netherlands, Bahrain, South Africa, Brazil, China and Korea; in consumer insight in the United States, Ireland, Germany, Russia, Lithuania and Kenya; in public relations in the United Kingdom; in direct, digital and interactive in the United States, Austria, Brazil, China and Singapore and in specialist communications in the United States.

Following the strong first-half results your Board raised the dividend by 25%.

Share buybacks will continue to be targeted to absorb any share dilution from issues of options or restricted stock, although the Company does also have considerable free cash flow to take advantage of any anomalies in market values, which we believe we have seen particularly in the last few weeks. During the first six months of 2011, 12.5 million shares, or 1.0% of the issued share capital, were purchased at a cost of £98.5 million and an average price of £7.88 per share.

Client Developments in the First Half of 2011

Including associates, the Group currently employs over 153,000 full-time people in over 2,400 offices in 107 countries. It services over 300 of the Fortune Global 500 companies, 29 of the Dow Jones 30, 60 of the NASDAQ 100, 32 of the Fortune e-50 and 640 national or multi-national clients in three or more disciplines. 409 clients are served in four disciplines and these clients account for over 56% of Group revenues. This reflects the increasing opportunities for co-ordination between activities both nationally and internationally. The Group also works with 326 clients in 6 or more countries. The Group estimates that more than 35% of new assignments in the first half of the year were generated through the joint development of opportunities by two or more Group companies.

Trend Information

The discussion below includes forward-looking statements regarding plans, objectives, projections and anticipated future performance based on assumptions that are subject to risks and uncertainties. As such, actual results or outcomes may differ materially from those discussed in the forward-looking statements. See “Forward- Looking Statements” elsewhere in this report on Form 6-K.

The second quarter of 2011 continued the improvement in like-for-like revenue growth seen in the first three months, despite tougher comparatives, with year-to-date like-for-like revenue up over 6% and gross margin up almost 7%. July revenues were up 4.3% and gross margin up 5.2%, against even tougher comparatives. Cumulative like-for-like revenue growth for the first seven months of 2011 is now 5.9% and gross margin 6.6%. The Group’s quarter two revised forecast, having been reviewed at the parent company level in the first half of August, indicates very similar levels of like-for-like revenue growth and gross margin growth for the year.

Our budgets for 2011 indicated like-for-like revenue growth of 5.0%, gross margin growth of 5.3% and operating margin improvement of 0.5 of a margin point. The quarter one revised forecast raised the revenue and gross margin forecasts to over 6% respectively and the operating margin forecast improved too, as indicated by the actual improvement in operating margin of 0.7 of a margin point in the first half. As mentioned above, the quarter two revised forecast for the full year, indicates very similar levels of like-for-like revenue and gross margin growth to the first seven months and, in addition, indicated further possible operating margin improvement beyond that reported in the first half.

Any slowdown in the growth rate in the United States is forecast to be balanced geographically, by faster growth in the United Kingdom, Western Continental Europe, from admittedly low levels, and faster growth in Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe. Functionally, any slowdown in traditional media spending, is similarly forecast to be covered by increasing digital spending and, in our case, by continued growth in media investment management.

Whilst it is too early to predict the impact of the recent vicious correction in the world’s equity markets on consumer and corporate behaviour (there have been no resultant cuts to date), these forecasts and significant recent very successful new business activity are encouraging signs, despite stock market pessimism—pessimism which is much greater in our sector in Western Europe than in the United States, reflecting the better performance of American-based media owners, particularly American-based television media owners, to date. There does seem to be a dissonance or disconnect between the macro picture as defined by the stock markets and the micro picture as defined by individual company results, which have continued to be generally better than expectations into the second quarter.

2009 was, as you know, a very challenging year, when following that fateful Lehman weekend in September 2008, many clients thought the financial world might come to an end and focussed relentlessly and, even ruthlessly, on cutting costs and on liquidity.

The mini-quadrennial year of 2010 saw a very significant recovery, particularly in the United States and in traditional media, as clients realised that the world had not actually come to an end. The United States and traditional media bit back. Categories that had cut spending severely, like autos, financial services and retail, amongst others, returned to spending. Excess traditional media inventory resulted in lowered prices and made traditional media more attractive absolutely to advertisers and relatively to new media. The Winter Olympics in Vancouver, the World Cup in South Africa, the Shanghai World Expo and the United States Congressional mid-term elections, all stimulated the level of spending and reinforced any element of dead-cat bounce generated by the massive fiscal and monetary stimulus post-Lehman. Finally, and probably most significantly, boardroom fear may have encouraged chairmen, CEOs and non-executive directors to rein in fixed capital spending and focus more on brand spending to maintain or increase market share.

2011 has, so far, exhibited a similar pattern to 2010, except, as predicted in our budgets and in our reporting to share owners, the rate of growth in the United States has slowed. However, this has been compensated (last year’s like-for-like revenue growth was 5.3%), by good growth, again somewhat surprisingly, in the United Kingdom and some growth, admittedly from very low comparative levels, in Western Continental Europe and by a “last-in, last-out” recessionary recovery in Asia-Pacific, Latin America, Africa and the Middle-East and Central and Eastern Europe. Functionally, direct, digital and interactive have resumed their relatively stronger growth rate, when compared to traditional media. Newspapers and magazines, in particular, remain challenged, although the apparent success of charging for content, that consumers value, has helped somewhat. In essence, China and the internet have bitten back in 2011 and regained their strategic importance and inexorable growth, at least for the moment.

Despite these encouraging signs there remain significant challenges, even before the recent stock-market melt down. First, there have always been fears of Euro contagion, which have oscillated quite violently and are now firmly focussed beyond Ireland, Portugal, Spain and Greece, on Italy and even to France. Second, there have always been concerns about the failure of the US Government to address the growing Federal deficit. It seemed that the rubber might not hit the road until after the US Presidential election, but the recent Presidential and Congressional indecision and the Standard and Poor’s downgrade, seem to have brought concern about the potential crisis forward, although the relatively mild actions agreed, will probably postpone the really evil day again beyond the Presidential election in November 2012. Third, there was and still is concern about the increase in commodity input prices and its potential impact on profit margins, particularly if pricing power continues to be limited, although recent inflation seems to have helped, particularly in the FMCG sector. Fourth, political events in the Middle-East, apart from slowing the rate of growth of the region have increased levels of uncertainty. Fifth, the tragic events in Japan slowed growth even further in the world’s third largest economy, despite its 20 year stagnation, although the rebound seems faster than at first thought, due to the positive effects of heavy renewal investment. Finally, and what probably triggered the stock market fears, was the need to initiate the inevitable withdrawal of the massive fiscal stimulus, which was needed to stabilise the world economy post-Lehman and which may have amounted in total to about $12 trillion or 20% of worldwide GNP. Going cold turkey and weaning the economy off the stimulus drug is clearly painful and will take some time. The nearest historical parallel to the latest recession, which started with the sub-prime and insurance monoline crisis in August 2008 seems to be the Great Crash of 1929, which took at least ten years to recover from—a long hard slog.

So in summary, so far so good in 2011, with forecasts in reasonable heart, but there are storm clouds and we still have to see how the latest stock market crisis affects consumer and client thinking and actions. Although there could be changes in the pattern of behaviour after the Western summer holidays in August and after Labour Day in the United States, given the fact that most client budgets and plans are calendar year, any impact may not be felt until 2012. And in 2012 we will have the maxi-quadrennial positive impact of the London Olympics and Paralympics, the Eastern European-based UEFA European Football Championships and, most importantly, the United States Presidential elections (where political spending alone may reach $4 billion), all of which usually add at least 1-2% to worldwide demand for advertising and marketing services. The “LUV” or “LuVVy” shaped recovery remains battered but intact, particularly with the world moving at different speeds both geographically and functionally, but there is need to exercise significant caution.

For the remainder of 2011, the focus will continue to be on ensuring that our operating companies balance revenue, gross margin and headcount growth, while at the same time capitalising on the various client and market opportunities that continue to arise and investing in both existing and new talent, where necessary. Given recent events our operating companies will be even more cautious about hiring additional staff in the balance of this year.

Plans, budgets for 2012 and forecasts will, therefore, be made on a conservative basis and considerable attention is still being focused on achieving margin and staff cost to revenue or gross margin targets. Margins have recovered in almost all important parts of the business and overall are approaching pre-Lehman pro-forma levels of 14.3%, the attainment of which would be a considerable achievement. In addition to influencing absolute levels of cost, the initiatives taken by the parent company in the areas of human resources, property, procurement, information technology and practice development continue to improve the flexibility of the Group’s cost base. Flexible staff costs (incentives, freelancers and consultants) have returned to historical highs of around 7% of revenues and continue to position the Group well, if current concerns result in client budget cuts.

The Group continues to improve co-operation and co-ordination between companies in order to add value to our clients’ businesses and our people’s careers, an objective which has been specifically built into short-term incentive plans. Particular emphasis and success has been achieved in the areas of media investment management, healthcare, corporate social responsibility, government, new technologies, new markets, retailing, internal communications, financial services and media and entertainment. The Group continues to lead the industry, in co-ordinating investment geographically and functionally through parent company initiatives and winning Group pitches. Increasing co-operation, although more difficult to achieve in a multi-branded company, which has grown by acquisition, than in an organically grown uni-branded one, remains a priority.

As economic progress, particularly in the West continues to be, and is likely to remain a “slog”, the Group continues to concentrate on its long-term targets and strategic objectives of improving operating profits by 10-15%; improving operating margins by half to one margin point per annum or more depending on revenue growth; improving staff cost to revenue or gross margin ratios by 0.3-0.6 margin points per annum or more depending on revenue growth; converting 25-33% of incremental revenue to profit; growing revenue faster than industry averages and encouraging co-operation among Group companies.

As clients face an increasingly undifferentiated market place, particularly in mature markets, the Group is competitively well positioned to offer them the creativity they desire, along with the ability to deliver the most effective co-ordinated communications in the most efficient manner. The Group’s performance this year at the Cannes Advertising Festival, the industry’s most prestigious event, was particularly pleasing—winning the Lion for the leading group in the world, with the most creative awards.

Even as economic stress levels increase and intensify, the Group’s strategic focus on new markets, new media and consumer insight, along with the application of technology and data analytics will become even more important. Clients will be increasingly looking for growth, advice and resources in the BRICS, CIVETS and Next 11, in digital communications and in understanding consumer motivations and changing media consumption habits. Your Group is ideally placed to deliver.

NON-GAAP INFORMATION

Constant currency

The Company’s reporting currency is the UK pound sterling. However, the Company’s significant international operations give rise to fluctuations in foreign exchange rates. To neutralise foreign exchange impact and to better illustrate the underlying change in revenue and profit from one year to the next, the Company has adopted the practice of discussing results in both reportable currency (local currency results translated into pounds sterling at the prevailing foreign exchange rate) and constant currency.

The Group uses US dollar-based, constant currency models to measure performance. These are calculated by applying budgeted 2011 exchange rates to local currency reported results for the current and prior year. This gives a US dollar denominated income statement and balance sheet which exclude any variances attributable to foreign exchange rate movements.

Pro-forma / ‘like-for-like’

Management believes that discussing like-for-like provides a better understanding of the Company’s performance and trends because it allows for more meaningful comparisons of current period to that of prior periods.

Pro-forma comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results, adjusted to include the results of acquisitions for the commensurate period in the prior year. The Group uses the terms ‘pro-forma’ and ‘like-for-like’ interchangeably.

The following table reconciles reported revenue growth for June 2011 and 2010 to like-for-like revenue growth for the same period.

	£m
June 2010 Reportable Revenue	4,440.9
Impact of exchange rate changes	(88.8)	(2.0)%
Changes in scope of consolidation	88.8	2.0%
Like-for-like growth	272.1	6.1%
June 2011 Reportable Revenue	4,713.0	6.1%

Headline operating profit / Headline PBIT

Management uses headline PBIT to assess the performance of the business. Management believes that it is both useful and necessary to report headline PBIT because this measure is used by management for internal performance analysis; the presentation of this measure facilitates comparability with other companies who may use similar titled measures, although management’s measure may not be calculated in the same way as similarly titled profit measures reported by other companies, and it is useful in connection with discussion with the investment community.

Headline PBIT is calculated as profit before finance income/costs and revaluation of financial instruments, taxation, investment gains/losses and write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets and share of exceptional gains/losses of associates. A reconciliation of this measure to profit before interest and taxation is provided in note 18 of the unaudited condensed consolidated interim financial statements of the Company, which appear in Exhibit 2.

The Group uses the terms headline operating profit and headline PBIT interchangeably.

Headline operating margin / Headline PBIT margin

Headline operating profit / Headline PBIT as a percentage of revenue. The Group uses the terms headline operating margin and headline PBIT margin interchangeably.

Headline gross margin margin

Calculated as Headline PBIT (defined above) as a percentage of gross profit.

Billings

Billings comprise the gross amounts billed to clients in respect of commission-based/fee-based income together with the total of other fees earned.

Free cash flow

The Group bases its internal cash flow objectives on free cash flow. Management believes free cash flow is meaningful to investors because it is the measure of our funds available for acquisition related payments, dividends to shareowners, share repurchases and debt repayment. The purpose of presenting free cash flow is to indicate the ongoing cash generation within the control of the Group after taking account of the necessary cash expenditures of maintaining the capital and operating structure of the Group (in the form of payments of interest, corporate taxation and capital expenditure). Net working capital movements are excluded from this measure since these are principally associated with our media buying activities on behalf of clients and are not necessarily within the control of the Group. This computation may not be comparable to that of similarly titled measures presented by other companies.

A tabular reconciliation of free cash flow is shown below:

	Six months ended 30 June 2011	Six months ended 30 June 2010	Year ended 31 December 2010
	£m	£m	£m
Net cash (outflow)/inflow from operating activities	(490.0)	(159.7)	1,361.2
Share option proceeds	23.5	9.3	42.7

Movements in working capital and provisions	911.8	555.7	(225.5)

Proceeds on disposals of property, plant and equipment	7.3	1.5	7.6

Purchases of property, plant and equipment	(92.9)	(79.9)	(190.5)

Purchases of other intangible assets (including capitalised computer software)	(13.7)	(9.9)	(27.0)
Dividends paid to non-controlling interest in subsidiary undertakings	(28.7)	(33.3)	(66.7)
Free cash flow	317.3	283.7	901.8

Net debt and Average net debt

Management believes that net debt and average net debt are appropriate and meaningful measures of the debt levels within the Group. This is because of the seasonal swings in our working capital generally, and those resulting from our media buying activities on behalf of our clients in particular, together with the fact that we choose for commercial reasons to locate the debt of the Group in particular countries and leave cash resources in others—though our cash resources could be used to repay the debt concerned.

Average net debt is calculated as the average daily net bank borrowings of the Group, derived from the Group’s automated banking system. Net debt at a period end is calculated as the sum of the net bank borrowings of the Group, derived from the cash ledgers and accounts in the balance sheet.

The following table is an analysis of net debt:

	30 June 2011	30 June 2010	31 December 2010
	£m	£m	£m
Cash and short-term deposits	1,768.8	1,103.6	1,965.2
Bank overdrafts and loans due within one year	(690.6)	(151.6)	(255.4)
Bonds and bank loans due after one year	(3,957.3)	(3,980.8)	(3,598.2)
Net debt	(2,879.1)	(3,028.8)	(1,888.4)